UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November       , 2003

Commonwealth Bank of Australia-ACN 123 123 124

(Translation of registrant’s name into English)

Level 2, 48 Martin Place
SYDNEY NSW 1155
AUSTRALIA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will fill annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities and Exchange Act of 1934.  Yes  ☐  No ☒

SIGNATURES

Documents Furnished By the Registrant

1. Press Release of the Registrant dated November 27, 2003

2. Presentation of the Registrant dated November 27, 2003

Note:  The documents filed as exhibits to this Form 6-K were prepared for use in Australia and not for release or distribution in the United States. They do not constitute an offer of any securities for sale in the United States or any other jurisdiction. Any securities described in those documents may not be offered or sold in the United States in the absence of registration under the US Securities Act of 1933 or an exemption from registration.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Commonwealth Bank of Australia

Date: November 27, 2003	/s/ John Damien Hatton
	Name:	John Damien Hatton

	Title:	Company Secretary

Corporate Communication	Telephone: (02) 9378 2663
GPO Box 2719	Telephone: (02) 9378 2662
Sydney NSW 2001	Facsimile: (02) 9378 2395
Australia	www.commbank.com.au

Media Release

COMMONWEALTH BANK PROPOSES $750m HYBRID EQUITY ISSUE

Sydney 27 November 2003: The Commonwealth Bank of Australia (“the Bank”) today announced a proposed issue of Perpetual Exchangeable Resettable Listed Securities (“PERLS II”) to raise up to $750 million, with the ability to accept oversubscriptions of up to $250 million.

The proposed offer of PERLS II would be made by Commonwealth Managed Investments Limited (CMIL), a wholly owned subsidiary of the Bank and responsible entity of the PERLS II Trust. CMIL proposes to issue up to 3.75 million PERLS II at an issue price of $200 each. The minimum investment is $5,000 or 25 PERLS II. A summary of the proposed key features of PERLS II is attached.

The Product Disclosure Statement for the PERLS II Offer is expected to be lodged with the Australian Securities and Investments Commission shortly. CMIL intends to issue up to 3.75 million PERLS II at an Issue Price of $200 each. The minimum investment is $5,000 or 25 PERLS II.

The Bank and CMIL are currently finalising arrangements in relation to the proposed offer of PERLS II including obtaining relevant regulatory approvals and determining the initial margin (which will be used to calculate the distribution rate on the PERLS II) through an institutional bookbuild to be undertaken today and tomorrow.

Michael Cameron, Chief Financial Officer, said that the proposed offer of PERLS II forms part of the Bank’s long term funding programme. Proceeds of the PERLS II offer are intended to be used for the Bank’s general funding purposes.

“The issue of PERLS II would provide the Bank with very cost-effective funding that would also qualify as Tier 1 capital for regulatory purposes. PERLS II will further increase the diversity and flexibility of the Bank’s funding base,” Mr Cameron said.

"In a rising interest rate environment, PERLS II should be an attractive investment offering investors a floating rate security in which returns will move with changes in the 90 day Bank Bill Swap Rate. Investor returns are delivered through a combination of cash distributions and franking credits,” he said. “For these reasons, PERLS II should offer attractive after-tax returns compared to other cash investment alternatives”.

While the legal form of PERLS II will be different to the existing Commonwealth Bank PERLS currently listed on the Australian Stock Exchange, PERLS II and the Commonwealth Bank PERLS would have some similar features.

PERLS II will offer investors a floating distribution rate payable quarterly, which is expected to be fully franked. The total distribution rate, including franking credits, will

Corporate Communication	Telephone: (02) 9378 2663
GPO Box 2719	Telephone: (02) 9378 2662
Sydney NSW 2001	Facsimile: (02) 9378 2395
Australia	www.commbank.com.au

Media Release

be determined each quarter as a margin over the Bank Bill Swap Rate for 90 day bills (“the BBSW”). The initial margin over the BBSW is expected to be in the range of 0.80% and 1.05% per annum and will apply until 15 March 2009.

The proposed PERLS II offer has been arranged by CommSec and has been underwritten by Deutsche Bank. CommSec and Deutsche Bank are Joint Lead Managers and Bookrunners to the offer.

If the offer of PERLS II proceeds, a Product Disclosure Statement for the PERLS II will be made generally available when lodged with ASIC. The lodged Product Disclosure Statement is expected to be made available on or after 28 November 2003 and will be made available from that time at http://www.commsec.com.au or by calling the PERLS II Information Line on 1800 022 440. Persons wishing to acquire PERLS II will need to complete and return the application form attached to or accompanying the Product Disclosure Statement. Potential investors should consider the Product Disclosure Statement in deciding whether to acquire PERLS II.

(ENDS)

For further information please contact:

Bryan Fitzgerald
General Manager, Media
Group Corporate Relations
Telephone (02) 9378 2663

This material has been prepared without taking account of the objectives, financial situation or needs of any particular individual. For this reason, any individual should, before acting on the information in this presentation, consider the appropriateness of the information, having regard to the individual’s objectives, financial situation and needs and; if necessary, seek appropriate professional advice.

This press release was prepared for use in Australia and not for release or distribution in the United States. It does not constitute an offer of any securities for sale in the United States or any other jurisdiction. Any securities described in this document may not be offered or sold in the United States in the absence of registration under the US Securities Act of 1933 or an exemption from registration.

Corporate Communication GPO Box 2719 Sydney NSW 2001 Australia	Telephone: (02) 9378 2663 Telephone: (02) 9378 2662 Facsimile: (02) 9378 2395 www.commbank.com.au

Media Release

KEY FEATURES OF PERLS II

     Floating Distribution Rate

■	Investors will receive a fully franked floating rate return from a combination of cash distributions and franking credits. This return is calculated each quarter as the sum of the Bank Bill Swap Rate for 90 day bills plus a Margin multiplied by (1- Australian corporate tax rate)

■	The Initial Margin will be set following completion of an institutional bookbuild to be completed over Wednesday 27 November and Thursday 28 November and is expected to be in the range of 0.80% to 1.05% per annum

■	Assuming the Bank Bill Swap Rate for 90 day bills is 5.3533% per annum (being the Bank Bill Swap Rate for 90 day bills on 25 November 2003) and the Initial Margin is 0.80% per annum, then the total return including value for franking credits would be 6.1533% per annum and the cash distribution would be 4.3073% per annum

■	Distributions are payable quarterly in arrears (subject to satisfaction of certain conditions) (other than in respect of the first Distribution Period which is expected to be 70 days instead of a full quarter)

     Preferred Distributions

■	Interest on the Convertible Notes underlying PERLS II will be paid in preference to any dividends on Ordinary Shares

■	If PERLS II Distributions are not paid — a “dividend stopper” prevents the Bank from paying distributions or dividends or returning share capital on its Ordinary Shares or certain other Tier 1 Capital Securities

     Resettable Terms

■	The Margin and certain other terms may be changed by the Bank on Rollover Dates

■	The first Rollover Date is 15 March 2009

     Exchangeable for Ordinary Shares or $200 cash

■	PERLS II Holders may require exchange of PERLS II on any Rollover Date

■	On exchange, PERLS II Holders will receive for each PERLS II at the Bank’s election one or a combination of the following alternatives — a number of Ordinary Shares calculated in accordance with the Conversion Ratio or $200 cash (subject to APRA approval)

     Quoted on ASX

■	CMIL will apply to have PERLS II quoted on ASX

     Issue Credit Rating

■	Standard & Poor’s has rated the Bank “AA-” and PERLS II “A-"

■	Moody’s has rated the Bank “Aa3” and PERLS II “A2"

KEY OFFER DATES

PDS expected to be lodged with ASIC	28 November 2003
Bookbuild open	10.30am 27 November 2003
Bookbuild close	4pm 28 November 2003
Announcement of Initial Margin	1 December 2003
Expected opening Date	5 December 2003
Closing Date2	24 December 2003
Broker Firm Closing Date	5 January 2004
Allotment Date	6 January 2004
Commencement of trading on ASX on deferred settlement basis	7 January 2004
Dispatch of holding statements	12 January 2004

Corporate Communication GPO Box 2719 Sydney NSW 2001 Australia	Telephone: (02) 9378 2663 Telephone: (02) 9378 2662 Facsimile: (02) 9378 2395 www.commbank.com.au

Media Release

Commencement of trading on normal settlement basis	13 January 2004
First Distribution Date	15 March 2004
First Rollover Date	15 March 2009

These dates are subject to change

This material has been prepared without taking account of the objectives, financial situation or needs of any particular individual. For this reason, any individual should, before acting on the information in this presentation, consider the appropriateness of the information, having regard to the individual’s objectives, financial situation and needs and; if necessary, seek appropriate professional advice.

This press release was prepared for use in Australia and not for release or distribution in the United States. It does not constitute an offer of any securities for sale in the United States or any other jurisdiction. Any securities described in this document may not be offered or sold in the United States in the absence of registration under the US Securities Act of 1933 or an exemption from registration.

PERLS II OFFER Perpetual Exchangeable Resettable Listed Securities Commonwealth Managed Investments Limited November 2003

This document was prepared for use in Australia and not for release or distribution in the United States. It does not constitute an offer of any securities for sale in the United States or any other jurisdiction. Any securities described in this document may not be offered or sold in the United States in the absence of registration under the US Securities Act of 1933 or an exemption from registration.

This confidential presentation has been prepared in November 2003 by Commonwealth Managed Investments Limited (CMIL or Responsible Entity) as Responsible Entity for the PERLS Trust in connection with a proposed offering of Perpetual Exchangeable Resettable Listed Securities (PERLS II). This presentation is based on information provided by CMIL as the issuer of PERLS II and publicly available information. The Offer will be accompanied by a Product Disclosure Statement (PDS). Commonwealth Securities Limited (CommSec) and Deutsche Bank AG (Deutsche Bank) are Joint Lead Managers to the Offer. The information in this document is provided for informational purposes only and is subject to change without notice. This presentation is being furnished to you solely for your information and may not be reproduced or distributed to any other person except those within your organisation directly involved in considering the proposed offer. This presentation and its contents have been distributed in confidence and may not be reproduced or disclosed to third parties or made public in any way without the prior written permission of CMIL and the Joint Lead Managers. Nothing contained in this document constitutes investment, legal, tax, financial product or other advice. The information in this document does not take into account your investment objectives, financial situation or particular needs. A PDS under Part 7.9 of the Corporations Act for the PERLS II will be made available when lodged with ASIC. The lodged PDS is expected to be made available on or after 26 November 2003 and will be available from that time from the Joint Lead Managers and as otherwise distributed or made available. Before making an investment decision, you should read the PDS in full and consider with the assistance of your professional securities adviser, whether an investment in PERLS II is appropriate in light of your particular investment needs, objectives and financial circumstances. CMIL has prepared this document based on information available to it. To the fullest extent permitted by law, none of CMIL, Commonwealth Bank of Australia or the Joint Lead Managers accept any liability for any loss whatsoever arising from any use of this document or its contents, or otherwise arising in connection therewith. Nothing in this document should be considered a solicitation, offer or invitation to buy, subscribe or sell any security in the United States or in any place in which, or to any person to whom, it would be unlawful to make such an offer or invitation. No action has been taken to register PERLS II or otherwise permit a public offering of PERLS II in any jurisdiction outside of Australia. In particular, PERLS II have not been and will not be registered under the US Securities Act of 1933 as amended (the Securities Act) or the laws of any State of the United States and may not be offered or sold, directly or indirectly, within the United States or to US persons (each defined in Regulation S under the Securities Act). In addition, until 40 days after the commencement of the Offer, an offer or sale of PERLS II within the United States by any dealer (whether or not participating in the Offer) may violate the registration requirements of the Securities Act. The distribution of this document outside Australia may be restricted by law. Persons who come into possession of this document who are not in Australia should seek advice on and observe any such restrictions. Any failure to comply with such restrictions may constitute a violation of applicable securities laws. Disclaimer

Offer summary

Perpetual Exchangeable Resettable Listed Securities (PERLS II) Units in PERLS II Trust issued by CMIL The proposed Offer is conditional on obtaining regulatory approvals and finalising pricing through the bookbuild Offer of up to $750m with ability to accept over-subscriptions of up to $250m Floating rate securities set at a margin over 90 day bank bill rate Investor returns through a combination of cash distributions and franking credits Initial margin set by institutional bookbuild Tax deductible to the Bank with franked returns for investors Qualifies as Tier 1 Capital Issue credit rating - 'A-' by Standard & Poor's & 'A2' by Moody's Part of CBA's ongoing funding program Offer summary

CBA - review of operations

Australia's economy has been resilient Source: RBA, OECD. Data is for calendar years 1992-2002. Australia United States

•	Australia’s economy resilient in global context
•	Aus vs US — outperformed on a number of measures over last decade.
•	However, downside risks remain as we are not immune from the impact of the global economy.
•	Economic growth FY30/06/03 was 2% (FY02: 3.8%, so some moderation but still travelling OK)

Credit growth has been strong, but banking margins have been squeezed Source: Company Financial Statements Average Operating Margins* 4 Major Banks (1997 - 2002) *Margin calculated as Total Income/Total Controllable Assets Credit (3 month ended annual rates) Source: Reserve Bank
•	Economic growth and low interest rates underpinning strong credit growth, particularly housing.
•	Credit rose 13.7% over 12 months to August 2003.
•	Expect moderation back to 7-10% — timing uncertain.
•	Given competitive market, expect moderation to happen in environment of reducing operating margins, with NIM expected to reduce by 10bps per annum.
•	Of 15 AAA rated countries, Australia has highest interest rates: more flexibility in monetary policy.
•	In reducing NIM environment, efficiency becomes a major factor.

Notes to Chart:
•	Total Controllable Assets refers to balance sheet assets + Funds under management and administration (excl. custody assets under administration)

$ Billion Source: DEXX&R projections February 2003. Funds management data assumes 5% post fee returns. Projected Size of Various Product Segments $ Billion Funds Management Life Insurance Demographic changes place emphasis on self funded retirement

•	Demographic changes: Australia’s ageing population is living longer

•	That combined with 9% compulsory superannuation requirement puts emphasis on self funded retirement.

•	In the coming decade, we expect funds management to grow at 8% pa and life insurance at 10% pa.

•	Growth rates such as these emphasise the importance of being in wealth management.

Banking performance drove underlying growth of 9% in FY03

FY03 result: 3% improvement in cash profit and 9% improvement in underlying profit Net Profit After Tax (cash basis)* Net Profit After Tax (underlying)** June 2003 $2,579m $2,687m June 2002 $2,501m $2,468m Change 3% 9% * ie excluding appraisal value uplift/reduction (2003: -$245m; 2002: $477m) and goodwill amortisation (2003: $322m; 2002: $323m). Unless otherwise stated the numbers in this presentation refer to the net profit after tax (cash basis) and all comparisons are to the prior comparative period. **ie cash profit excluding first time expenses of restructuring initiatives and employee share plan costs

•	The Bank’s recent profit result 30/06/03:

•	Cash profit: 3% improvement to $2.6bn.

•	Excluding first time expenses and investment returns, underlying NPAT was $2.69bn, up 9%.

•	First time expenses: - $214m strategic initiatives - $45m: two years of ESAP costs

•	Underlying profit growth slightly ahead of peers.

Key shareholder ratios improved June 2003 203 cents 154 cents 76% 13.27% 6.96%* June 2002 197 cents 150 cents 76% 13.12% 6.78% Change 3% 3% - 2% 3% Earnings per Share Dividend per Share Dividend Payout Ratio Return on Equity Tier 1 Capital Ratio * This ratio does not include the USD550m hybrid capital issue undertaken in August 2003. For more information, visit: www.commbank.com.au/shareholder

•	DPS and EPS up 3%.

•	Cash ROE up 15bps to 13.27%. Underlying ROE: 13.8%, up 68bps.

•	Tier 1 capital ratio further strengthened during the year to 6.96% — this is at the upper end of target.

•	Tier 1 ratio does not reflect USD550m hybrid (effect 56 basis points).

•	Ratings agencies have reaffirmed long term stable outlook. Unchanged since 1996.

Another record dividend

•	The Bank’s final dividend: 85 cents fully franked.

•	Total full year dividend to 154 cents.

•	Dividend payout ratio of 76% remains high relative to peers.

Further improvement in the portfolio *CBA Equivalent Ratings ^Predominantly secured lending Top 20 Exposures to Corporates (Committed) (Top 20 exposures are 3.3% of total committed exposures of $229 billion) Committed Exposure ($m) 30 June 2003 S&P Rating or Equivalent 0 200 400 600 BBB BBB+ BBB A+ BB BBB+ BBB- A+ AAA AA- A- A+ A+ A- A- BBB- BBB A- A- A-

•	Quality of lending portfolio has further improved.

•	Our Top 20 committed exposures represent just 3.3% of total committed exposures.

•	Well diversified portfolio by industry, and 63% individual risk rated portfolio at investment grade or equivalent.

•	Home loans represent > 50% total lending assets. Home loan arrears are at historically low levels.

Strategic initiative targets were achieved and the Banking cost to income ratio improved Costs Benefits Net Cost Annual Benefit $m $m $m $m Target 227 84 143 159 Outcome 214 69 145 165 Revenue: $40m Strategic Initiatives FY03: 6% 4% 10% improvement over two years Costs: $125m Banking cost to income ratio:

•	Have successfully implemented FY2003 strategic initiatives to improve productivity -

•	with program costs lower than target, and

•	annualised benefits above target. Benefits are $40m revenue and $125m costs.

•	Productivity improvement in banking cost to income ratio: 10% improvement over the last two years.

We have a successful track record on execution. Transformation of service is the next phase Privatisation Efficiency Online Service Wealth Management Service Transformation

Banking income has grown strongly 7,262 7,723 Jun-02 Jun-03 Net Interest Income 316 Commission & Other Fees 181 Lending Fees 34 Trading Income 13 Other* (83) $m *Sale of strategic asset in 2002

Lower Funds Management profit 360 208 (109) (6) $m (46) (29) 37% decrease from underlying business 228 9 29 Jun-02 Jun-03

Steady operating margins and improving investment returns 41 (30) 41 6 58 64 122 41% increase from underlying business $m

Bank Credit Rating Short Term Long Term Fitch F1+ AA (Stable) Moody's P1 Aa3 (Stable) S&P A1+ AA- (Stable) Capital ratios continue to strengthen 0.56% 0.51% 6.96% Target Range 8.03%

The rationale for issuing PERLS II is that it provides very cost-effective funding for the Bank. It also happens to qualify as Tier 1 capital.

The effect of PERLS II, combined with USD550m Tier 1 hybrid issue undertaken in August this year, on our capital ratios are shown in this chart.

The three key ratings agencies have reaffirmed their ratings of the Bank with a long term stable outlook. These ratings have remained steady since 1996.

September 2003 Quarter: Performance Continued high levels of credit growth Deposit growth above expectations Strong investment returns Increased FUM Growth in insurance premium income

In relation to performance for the 1st quarter of 2004, we have experienced:

•	Continued high levels of credit growth, particularly in the housing sector

•	Deposit growth above expectations

•	Strong investment returns

•	Increased FUM

•	Growth in insurance premium income

If current market conditions continue for the remainder of this half year, growth in underlying cash earnings could be sufficient to offset transformation costs incurred in the half year.

At this stage, there appears to be sufficient momentum in the economy to support solid underlying earnings growth for the full year, although the rate of growth may moderate in the second half.

Simple processes that are fast, accurate and efficient 'To excel in customer service' Customer service that is responsive, convenient and reliable via Engaged people who are empowered, motivated and skilled to deliver Supported by Through There are three themes in our service transformation Customers are saying: "Know me, give me what I want and do it reliably"

Program called ‘Which new bank’

Three themes: customers, people and processes:

•	We want customers to experience service that is responsive, convenient and reliable. Customers are saying, “know me, give me what I want and do it reliably”.

•	Served by engaged people who are empowered, motivated and skilled to deliver and

•	People supported by simple processes that are fast, accurate and effective. Processes that are ‘simply better’.

Financial impact and outcomes Over the next three years we will: Redirect the normal project spend of $600m Spend an additional $620m Invest a further $260m in our branch network Over the next three years this will result in: Cash EPS growth exceeding 10% CAGR 4-6% CAGR productivity improvements Profitable market share growth across major product lines Increases in dividends per share each year Subject to current market conditions continuing

•	Over the next three years, the financial impact will be significant.

•	Normal project spend ($200m x 3) will be redirected, together with extra $620m over three years, to fund transformation activities.

•	In addition, the investment required to accelerate the branch refurbishment will total $260m.

•	The financial prize is large: EPS growth > 10% CAGR subject to market conditions.

•	Committed to 4-6% pa productivity improvement and profitable market share improvement.

•	Expect that the costs of transformation will not stop us from increasing our dividend each year.

Investments & Benefits (1) Estimated benefits are recurring and continue to grow beyond 2006. They are comprised of 50% cost savings and 50% revenue improvement. Investment Analysis ($m) 2004 2005 2006 Total 2004-06 Estimated Investment Spend Initiatives 570 425 225 1,220 Branch refresh 90 85 85 260 Total Investment Spend (pre tax) 660 510 310 1,480 Estimated Benefits (pre tax) (1) 200 620 900

•	Slide sets out estimated spend and benefits for next three years.

•	The $1.2 billion of initiatives includes:

•	technology and project expenditure including redundancies: $210m

•	additional $100m for training, making $200m for training in total.

•	The investment spend on the branch refresh of $260m will be spread evenly over the three years.

•	Benefits broadly comprised 50% cost savings and 50% revenue improvement.

•	2006 benefits of $900 million are recurring and will continue to grow into the future.

Summary Operating Environment: Economy resilient Home loan growth continues Favourable outlook for Funds Management and Life Insurance Performance: 9% underlying profit growth Strong credit quality and capital position Good September 2003 quarter Which new Bank: Launched September 2003 Significant cultural transformation Size of the prize is large

In closing, the key points are:

•	In terms of the operating environment:

•	Australia’s economy has been resilient.

•	This has underpinned continuing growth in the home loan market.

•	The outlook for funds management and life insurance is also favourable.

•	In this environment, CBA :

•	recorded a 9% improvement in underlying profit growth for FY2003 and

•	improved its credit quality and strengthened its capital position

•	We have also seen a good 1st quarter for FY2004.

•	Finally the Bank’s transformation program launched September 2003:

•	represents a significant cultural transformation for the Bank and

•	offers significant cost and revenue benefits over coming years.

•	Thankyou — I’ll now hand over to Tony Kench from CommSec to talk about the offer structure.

PERLS II - Offer Structure

PERLS II Structure MSPhotoEd.3

•	Where the PERLS were preference shares directly issued by the Bank, the PERLS II use a structure very similar to the Westpac Firsts in order to get desired regulatory outcomes — Tier 1. This is reflected in the differences in terms between the PERLS II units and those of the underlying assets of the trust.

•	Investors hold preferred units in the PERLS II Trust — which is single purpose trust to hold these assets. This trust has Commonwealth Managed Investments Limited as Responsible Entity (currently RE for CPA, CFS Gandel and various cash management trusts)

•	The NZ Branch Issues — perpetual, convertible notes. Under which interest payments required to be made.

•	The PERLS II Trust holds the convertible notes. In normal circumstances These distributions flow straight to the Preferred unit holder. The Ordinary unit holder will only ever get a distribution in circumstances in which the bank cant meet the distributable profits tests

Key terms PERLS II

Basic Structure is a reset preferred security, 5 year

•	You will see we kept many similar terms to PERLS including the $200 face value

•	Perpetual, subject to exchange rights, here the first reset is after 15 March 2009 — 5 years + stub coupon

•	Coupons will once again be floating rate, but now based on multiplying buy (1- tax rate), rather than the using the dividend factor that was apparent in the PERLS. I think most investors will be happy with that.

•	Distributions are non payable quarterly and are Non Cumulative, but

•	The Distributions are expected to be fully franked -

•	The Bank does have a Private Binding ruling in relation to the Franked Nature of Distributions — wouldn’t be putting this out if were not confident

•	As per PERLS, there will be a right of exchange if dividends not franked

Key terms PERLS II (cont'd)

•	At reset date, the bank can the margin, payment dates subject to APRA limitations

•	If the Investor chooses not to accept the new terms they will either receive face value in shares based on a 2.5% discount to VWAP or cash (based on CBA either arranging for resale of PERLS II to other parties or providing cash (subject to APRA approval) .

•	The Bank also has the ability to elect to require exchange/ or provide cash (subject to APRA approval) on rollover dates or tax, regulatory (APRA — legal etc, change of control events)

•	Unlike PERLS — Automatic exchange on APRA event- default event — catastrophic situations

•	Tier 1 Capital ratio of less than 5%, Total Capital Adequacy Ratio of less than 8%, no retained earnings Default — basically -payment in violation of stopper — cease business administrator appointed

•	Maximum conversion number of 100 — sets effective put option based on $2 price

•	Ordinary shares at $28.06

Payment of Distributions Payment of Distributions is subject to: Declaration of interest on the Convertible Notes by Directors of CBA Payment not exceeding Distributable Profits of CBA APRA not stating that payment would result in PERLS II no longer being treated as Tier 1 Capital APRA not objecting Dividend Stopper prevents dividend or distribution payments, capital returns and buy-backs on CBA ordinary shares and certain other Tier 1 Securities unless: Four consecutive PERLS II Distributions have been paid in full; or An amount equal to full distribution entitlement for four consecutive periods has been paid (subject to APRA approval) PERLS II holders pass a special resolution approving a payment

Reset of Terms Prior to each Rollover Date, the Bank can notify PERLS II Holders that it intends to reset the terms of the PERLS II Resettable terms include: Next Rollover Date Margin, can be decreased on any Rollover Date On each Rollover Date on and after year 15, the Bank may increase or decrease the Margin within parameters below: Increase from previous rollover periods limited to 100bps over immediately preceding Margin Cumulative increase limited to 100bps over Initial Margin Any increase or decrease in Margin must be calculated by reference to changes in the fair market yield curve

Holder Exchange PERLS II holders can request exchange in the following circumstances: Rollover Date Change of Control Event If Distributions are less than 100% franked Where PERLS II holders request exchange, the Bank can choose to: Acquire all of Holder's PERLS II in consideration for ordinary shares at a 2.5% discount Arrange a third party to acquire a Holder's PERLS II Consideration for the Face Value in cash

Bank Exchange The Bank can notify PERLS II Holders that on a: Rollover Date, or Tax or Regulatory Event, or Bank Exchange Event, it intends to acquire: All or some (pro-rata) of each Holders PERLS II in consideration for ordinary shares (in very limited circumstances a conversion discount may not apply); and All or some (pro-rata) of each Holders PERLS II in consideration for the Face Value in cash (subject to APRA approval)

Automatic Exchange into ordinary shares APRA Event (requirement for more regulatory capital) Default Event: Payments are made in breach of Dividend Stopper agreement The Bank ceases all of its business The Bank is wound-up, goes into liquidation, or administration

PERLS vs PERLS II MSPhotoEd.3

•	In this table we have shown that the PERLS II are very similar to PERLS, in an business as usual situation, differences are limited as — equal ranking securities for payment of ongoing coupons — Same ranking, same floating rate / ranked distribution structure

•	However — Legal form is different- as trust holding underlying convertible note or replacement (pref or alternative)

•	In distress situations is different to preference shares which sit above ordinaries yet the PERLS II give a return based on a conversion into ordinaries

We have removed the dividend factor

Pricing benchmarks MSPhotoEd.3 MSPhotoEd.3

Bookbuild Process

Overview of the proposed Issue Offer of up to A$750m PERLS II, with capacity to accept over-subscriptions of up to A$250m To be issued by Commonwealth Managed Investments Limited (as Responsible Entity for the PERLS II Trust) Offer to public through PDS to be lodged with ASIC Joint Lead Managers & Book-runners: Commonwealth Securities and Deutsche Bank Arranger: Commonwealth Securities Underwriter: Deutsche Bank Co-Managers Citigroup Global Markets Goldman Sachs JBWere UBS Private Clients Australia

Bookbuild details The margin used to calculate the distribution rate will be determined by a bookbuild process. The indicative range for the bookbuild will be in terms of a Margin within the range of 80bps and 105bps Co-Managers and participating brokers required to lodge their bids by 11am Friday, 28 November 2003 Institutional Investors required to lodge their bids by 4pm Friday, 28 November 2003 Margin to be announced by 10am on Monday, 1 December 2003

Syndicate structure Joint Lead Managers and Bookrunners Joint Lead Managers and Bookrunners Co-Managers Co-Managers Citigroup Global Markets Goldman Sachs JBWere UBS Private Clients Australia

Indicative timetable

Contacts

Contacts